082-03116

GREAT QUEST METALS LTD.

May 30, 2008

08003111

Standard and Poor's Corporation
55 Water Street
New York, NY
USA, 10041

To Whom It May Concern:

SUPPL

RE: Great Quest Metals Ltd. (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended March 31, 2008.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on May 30, 2008.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUN 11 2008
THOMSON REUTERS

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2008
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

During the First Quarter of Fiscal 2008, Great Quest announced an increase of the NI 43-101 inferred mineral resource from 133,882 to 324,000 ounces of gold on the Djambaye 2 gold zone within the Kenieba concession in western Mali, West Africa. Subsequently, the Company added the adjacent 8 square kilometre Comifa gold concession to its holdings in the area. The outlook in the area improved significantly with the purchase of the Tabakoto gold mine by Avion Resources from Nevsun Resources. Nevsun had suspended operations on the mine in September, 2007.

Results of the 2007 drill program on the Taseko property were released on January 28, 2008. The most important objective of the program was to establish the trend of molybdenite in an intersection of 133 metres of 0.029% molybdenum in Hole 91-49, drilled in 1991. Results from 2007 drilling indicate that the zone trends to the east.

On January 8, 2008, the closing of a $1,169,475 combination flow-through and non-flow-through private placement was announced. A $360,000 private placement was announced on May 14, 2008.

Kenieba Concession

On January 28, 2008, Great Quest announced the results of a mineral resource study on the Djambaye 2 gold zone by Carl G. Verley (P. Geo.) in which he defined a NI 43-101 compliant, mineral resource of 324,000 ounces of gold. This equates to 2,574,000 tonnes of 3.92 grams per tonne or 10.08 tonnes of gold. The mineral resource calculation was made over a length of 1,850 metres and a range of depth varying from 100 to 150 metres. Over parts of its length, the Djambaye 2 actually consists of 2 zones, the Djambaye 2A and the Djambaye 2B. The 2A zone averages 2.98 metres in thickness whereas the 2B zone averages 2.24 metres. The Djambaye 2 zone has been traced for 4,000 metres on the surface and is open in both directions and to depth. Great Quest plans to drill on the Djambaye 2 gold zone this fall to continue to increase the mineral resource there.

The Tabakoto gold mine occurs 6 kilometres north of the border between the Company's Kenieba concession and the Tabakoto concession. Nevsun Resources suspended operations at the mine in September, 2007 and recently sold the mine along with the nearby Segala gold deposit to Avion Resources Ltd. of Toronto. Avion has announced plans to complete a thorough re-evaluation of its holdings and aims to reopen the Tabakoto mine in late 2009. This is viewed as a very positive development for the region and opens possibilities for strategic synergy between Great Quest and Avion as exploration and development proceed.

In February 2008, Great Quest added to its holdings in the area by acquiring the 8 sq km Comifa concession, west of and adjacent to the Kenieba concession, where several untested gold soil anomalies occur.

Bourdala Concessions

There was no activity on the Bourdala concessions this quarter. A RAB drill program is planned for the autumn of 2008.

Taseko Property

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc. of Denver estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The November 2007 program on the Taseko property was designed to establish the framework for the 2008 drill program. The most important aspect of the program was to define the trend of molybdenum mineralization intersected in 1991 north of the Empress deposit in the Granite Creek zone where Drill Hole, 91-49 intersected 133 m of 0.029% Mo. Three holes were drilled north of 91-49 in 2007.

Taseko Property (continued)

One drill hole, 07-60, 70 m northeast of 91-49, intersected 75 m of 0.027% Mo. During the 2008 program, step-out holes will be drilled to the east and southeast to trace the molybdenum in this area within a large magnetic low anomaly.

The 4 primary objectives of the 2008 Taseko drill program, which is scheduled to begin in early July, are:

1. Define the extent of molybdenum mineralization in the Granite Creek zone.
2. Expand the mineral resource on the Empress deposit to the east.
3. Explore the high-grade copper mineralization just to the southwest of the Empress deposit.
4. Test the zone of copper soil anomalies extending for 2,400 metres west of the Buzzer zone.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Planning for and supervision of the Taseko project in British Columbia is carried out by Ellen MacNeill, P. Geo. and Willis W. Osborne. Carl G. Verley and Ellen MacNeill are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the First Quarter of Fiscal 2008, the Company's assets decreased by $344,526 to $6,316,060. This is mainly due to the use of $252,649 in cash resources to pay down trade payables from a balance of $670,112 as at December 31, 2007 to $417,463 as at March 31, 2008. The rest of the decrease can be attributed to paying general administrative costs that at March 31, 2008 totaled $88,338. The Company's working capital decreased by $157,538 from a working capital of $494,792 at the end Fiscal 2007 to a working capital of $337,254 at the end of the First Quarter of Fiscal 2008. During the First Quarter of Fiscal 2008, the Company spent $34,751 on exploration costs and paid $15,752 towards mineral concessions, options and contracts. The Company also issued 100,000 shares to African Metals Corporation to acquire the Comifa Concession at a deemed value of $29,000 or $0.29 per share.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net income for the First Quarter of Fiscal 2008 was $458,174 or $0.017 per share compared to a net loss of $131,427 or $0.007 per share in the First Quarter of Fiscal 2007. This represents an increase in net income of $589,601. The main reason for the increase is due to a $581,100 future income tax recovery resulting from the renouncing of monies under the flow through share offerings completed in the prior year. The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and, if available, record a recovery in recognition of previously unrecorded future income tax assets. The date of renunciation is considered for accounting purposes to be the date that the tax receipts renouncing the expenditures are issued. It is important to note that the Company does not have income from operations. If the effect of the future income tax recovery was removed, the decrease in net loss for the First Quarter of fiscal 2008 would only be $8,501 less than the net loss for the First Quarter of fiscal 2007. For example, a net loss of $122,926 compared to $131,953.

Highlights from operations are as follows: Investor relations decreased by $15,250; Management fees increased by $11,950; Securities and brokerage fees decreased by $5,578; and Stock-based compensation decreased by $32,256.

Results of Operations (continued)
Investor relations decreased because of the termination of the investor relation agreement with Ascenta Capital Partners Inc., management fees increased with the addition of Victor Jones, CFO, securities and brokerage fees decreased due to less share transactions being completed during the First Quarter of 2008 compared to 2007, and stock-based compensation decreased because less options vested during the First Quarter of 2008 compared to 2007. Also, the Company recognized a $42,310 foreign exchange loss in the current quarter as a result of a trade payable held in European Euros. With the decrease in the strength of the Canadian Dollar compared to the European Euro, the amount of the trade payable increased by $42,310 because of the foreign exchange fluctuation. Finally, because of the large balance of cash resources held compared to the prior year, interest income increase by $7,196 compared to the First Quarter of Fiscal 2007.

Liquidity and Capital Resources
During the First Quarter of Fiscal 2008, the Company issued 100,000 shares to African Metals Corporation to acquire the Comifa Concession at a deemed value of $29,000 or $0.29 per share

Subsequent to the First Quarter of Fiscal 2008, the Company granted 700,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.25 for a term of five years.

Related Party Transactions
During the First Quarter of Fiscal 2008, the Company paid management fees totalling $9,900 (2007 - $6,200) to a company wholly owned by Willis W. Osborne, Director. Management fees totalling $8,250 (2007 - $Nil) were also paid to a company wholly owned by Victor Jones, Director. Geological fees totalling $9,777 (2007 - $5,787) were paid to Mamadou Keita, Director and accounting fees totalling $2,966 (2007 - $1,291) and consulting fees totaling $4,620 (2007 - $3,557) were incurred with the Secretary of the Company.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)

Investor Relations
During the Fist Quarter of 2008, the Company participated in the Vancouver Investment Conference in January and the Prospectors Developers Conference in Toronto, in March. Great Quest is planning a more active investor program in the second half of 2008.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: May 29, 2008

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

March 31, 2008 and 2007

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008
(With comparative audited figures for December 31, 2007)

	March 31, 2008 (unaudited)	December 31, 2007 (audited)
ASSETS		
Current Assets		
Cash	$ 67,859	$ 190,079
Term deposits (Note 8)	598,373	907,178
Goods and services tax recoverable	54,412	70,886
Prepaid expenses	57,180	19,868
	777,824	1,188,011
Due from related party	461	428
Due from African Metals Corporation	16,020	29,797
Automobile, equipment and furniture (Note 2)	7,749	8,378
Mineral properties, including deferred costs (Note 3)	5,505,592	5,425,558
Deposits	8,414	8,414
	$ 6,316,060	$ 6,660,586
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	417,463	670,112
Due to related parties	23,107	23,107
	$ 440,570	$ 693,219
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	9,612,059	10,164,159
Contributed surplus (Note 4)	1,013,581	1,011,531
Deficit	(4,750,150)	(5,208,324)
	5,875,490	5,967,367
	$ 6,316,060	$ 6,660,586

Commitment (Note 8)

Subsequent events (Note 9)

Approved by the Directors:

"Willis W. Osborne" Director

"Victor J.E. Jones" Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2008 AND MARCH 31, 2007

	2008	2007
ADMINISTRATION COSTS:		
Accounting and audit	$ 7,116	$ 4,691
Amortization	97	138
Bank charges	132	545
Consulting	4,620	3,557
Investor relations	4,500	19,500
Legal	1,396	3,423
Management fees	18,150	6,200
Office and general	10,681	14,817
Promotion, travel and shareholder relations	18,606	20,987
Rent	8,972	4,866
Securities and brokerage fees	10,517	16,095
Stock-based compensation	2,050	34,306
Telephone and communication	1,501	2,828
	88,338	131,953
Loss on foreign exchange	42,310	-
Interest income	$ (7,722)	$ (526)
LOSS FOR THE PERIOD BEFORE TAXES	122,926	131,427
INCOME TAXES		
Future income tax (Note 4)	(581,100)	-
NET AND COMPREHENSIVE (INCOME) LOSS FOR PERIOD AFTER TAXES	(458,174)	131,427
DEFICIT AT BEGINNING OF PERIOD	5,208,324	4,069,875
DEFICIT AT END OF PERIOD	$ 4,750,150	$ 4,201,302
Basic and diluted earnings (loss) per share	$ 0.017	$ (0.007)
Weighted average common shares outstanding	23,785,569	18,834,147

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2008 AND MARCH 31, 2007

	2008	2007
OPERATING ACTIVITIES:		
Net income (loss) for the period	$ 458,174	$ (131,427)
Adjustments:		
Amortization	97	138
Stock-based compensation	2,050	34,306
Future income taxes (Note 4)	(581,100)	-
	(120,779)	(96,983)
Change in non-cash working capital items:		
Goods and services tax recoverable	16,474	(2,438)
Prepaid expenses	(37,312)	3,277
Accounts payable and accrued liabilities	(252,649)	(45,023)
	(394,266)	(141,167)
FINANCING ACTIVITIES:		
Due to related parties	-	272
Issue of share capital for cash	-	573,613
Share subscription advances	-	51,000
	-	624,885
INVESTING ACTIVITIES:		
Due from related parties	(33)	-
Due from African Metals Corporation	13,777	(20,292)
Acquisition costs of mineral properties	(15,752)	(47,584)
Deferred exploration and development costs, net of amortization	(34,751)	(153,754)
	(36,759)	(221,630)
INCREASE (DECREASE) IN CASH	(431,025)	262,088
CASH AT BEGINNING OF PERIOD	1,097,257	37,835
CASH AT END OF PERIOD	$ 666,232	$ 299,923
Cash is comprised of:		
Cash	$ 67,859	$ 299,923
Term Deposits	598,373	-
	$ 666,232	$ 299,923

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED MARCH 31, 2008 AND MARCH 31, 2007

	Mali	Canada	2008 Total	2007 Total
EXPLORATION COSTS:				
Amortization	$ 532	$ -	$ 532	$ 760
Drilling, reclamation and assays	9,791	11,148	20,939	135,164
Exploration surveys	8,538	100	8,638	18,590
Office, consulting and travel	5,174	-	5,174	-
Total costs incurred during the period	24,035	11,248	35,283	154,514
Balance, beginning of period	3,271,433	1,020,352	4,291,785	2,351,858
Balance, end of period	$ 3,295,468	$ 1,031,600	$ 4,327,068	$ 2,506,372

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008

1. INTERIM FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2007 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2007 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 38,196	$ 3,573	$ 3,863
Equipment	18,924	14,888	4,036	4,363
Furniture	2,347	2,207	140	152
	$ 63,040	$ 55,291	$ 7,749	$ 8,378

3. MINERAL PROPERTIES

	March 31, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,178,523	$ 3,295,468	$ -	$ 4,473,991
b. Taseko Property	1	1,031,600	-	1,031,601
	$ 1,178,524	$ 4,327,068	$ -	$ 5,505,592

	December 31, 2007			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,270,160	$ 3,408,023	$ (272,978)	$ 4,405,205
b. Taseko Property	1	1,020,352	-	1,020,353
	$ 1,270,161	$ 4,428,375	$ (272,978)	$ 5,425,558

3. MINERAL PROPERTIES (Continued)

During the current period, the Company acquired an 8 square kilometer Comifa gold concession in Mali, West Africa, which is north, west and adjacent to the Company's Kenieba gold concession. The Comifa concession is held by a Malian company. African Metals Corporation holds an option to acquire a 95% interest in the Comifa concession, subject to a 1% royalty on production. Under the terms of the agreement with African Metals, Great Quest is acquiring all of the rights and obligations under the option agreement between the Malian company and African Metals by issuing 100,000 shares of its capital stock to African Metals on approval by the TSX Venture Exchange. A further 50,000 shares will be issued in the event of the completion of a stand-alone, bankable feasibility study on mineral resources located solely on the concession. Finally, 50,000 shares will be issued at the start of any production from the concession. In addition, Great Quest will pay the remaining option payments as long as exploration on the concession continues to be favorable. Of the original commitment totalling $115,000, $34,000 has been paid by African Metals. A total of 5,000,000 FCFA (CDN$11,223) to be paid to the Malian company is required every six months.

Bourdala Concessions
During the current period, the Company paid 2,000,000 FCFA (CDN$4,493) to the Owners.

Kenieba Concession
During the current period, the Company paid 16,000 FCFA (CDN$36) to the Owner.

Comifa Concession
During the current period, the Company issued 100,000 shares to African Metals Corporation at a deemed price of $0.29 per share for a total consideration of $29,000. The Company also paid 5,000,000 FCFA (CDN$11,223) to the Owner.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2008		December 31, 2007	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	27,039,914	$10,164,159	18,834,147	$ 7,130,161
Issued during the year for:				
Cash	-	-	8,040,459	3,292,038
Mineral property	100,000	29,000		
Agents commission	-	-	165,308	49,452
Share issue costs	-	-		
cash	-	-	-	(144,226)
agents units/warrants	-	-	-	(86,701)
shares	-	-	-	(49,452)
legal fees	-	-	-	(27,113)
future income taxes on flow-through shares	-	(581,100)	-	-
Balance, end of year	27,139,914	$ 9,612,059	27,039,914	$10,164,159

4. SHARE CAPITAL (Continued)

In February 2008, the Company renounced monies under the flow through share offerings that were completed in the prior year. As a result, a change occurred in the amount of unrecorded future income taxes. The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and if available, record a recovery in recognition of previously unrecorded future income tax assets. It is important to note that the Company does not have income from operations.

Transactions for the Issue of Share Capital
During the quarter ended March 31, 2008:

Nil

Stock Options

A summary of the status of the Company's stock option plan as of March 31, 2008 and December 31, 2007, and changes during the period and year then ended are as follows:

	March 31, 2008			December 31, 2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	1,525,000	$ 0.68	3.72	940,000	$ 0.70	3.59
Exercised	-	-	-	(55,000)	(0.30)	-
Granted	-	-	-	865,000	0.65	-
Forfeited/cancelled	-	-	-	(225,000)	(0.74)	-
Options outstanding, end of period/year	1,525,000	$ 0.68	3.47	1,525,000	$ 0.68	3.72

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2008:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
250,000	250,000	$ 0.65	November 26, 2009
110,000	110,000	$ 0.65	October 21, 2010
300,000	300,000	$ 0.80	April 18, 2011
100,000	100,000	$ 0.64	May 30, 2012
765,000	765,000	$ 0.65	June 11, 2012
1,525,000	1,525,000		

4. SHARE CAPITAL (Continued)

Warrants

At March 31, 2008, the Company had outstanding purchase warrants exercisable to acquire 4,696,534 shares as follows:

Number	Exercise Price	Expiry Date
412,641 [1]	$ 0.75	April 3, 2008
225,000	$ 0.80	July 20, 2008 [2]
40,000	$ 0.75	July 20, 2008 [2]
545,192	$ 0.80	August 13, 2008
54,200	$ 0.21	December 18, 2008
75,600	$ 0.27	December 18, 2008
490,000	$ 0.40	December 18, 2008
737,500	$ 0.30 or	December 19, 2008
	$ 0.40	December 18, 2009
925,925	$ 0.40	December 19, 2008
1,190,476	$ 0.30 or	December 19, 2008
	$ 0.40	December 19, 2009
4,696,534		

(1) subsequently expired

(2) These warrants are subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

Compensation Options

Agent Compensation Option Units

At March 31, 2008, the Company had the following compensation option units outstanding:

a. Compensation options to purchase 87,230 compensation units for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year compensation option warrant. Each full compensation option warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008 for a total of 43,615 warrants.

b. Compensation options to purchase 243,386 compensation units with for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

4. SHARE CAPITAL (Continued)

Contributed surplus

	March 31, 2008	December 31, 2007
Balance, beginning of period/year	$ 1,011,531	$ 467,842
Stock-based compensation expense	2,050	456,988
Agent warrants issued	-	86,701
Balance, end of period/year	$ 1,013,581	$ 1,011,531

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $2,050 and included in contributed surplus. This amount relates to 5,000 options previously issued to an investor relation professional that had vested during the period

Escrow Shares

There are 143,734 shares held in escrow.

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $9,900 (2007 - $6,200) have been incurred with a corporation related to the Company by the CEO of the Company.
b. Management fees totalling $8,250 (2007 - $Nil) have been incurred with a corporation related to the Company by the CFO of the Company.
c. Geological fees totalling $9,777 (2007 - $5,787) have been incurred with a Director of the Company.
d. Accounting fees totaling $2,966 (2007 - $1,291) and consulting fees totaling $4,620 (2007 - $3,557) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows

	Mali	Canada	Total
March 31, 2008			
Automobile, equipment and furniture	$ 6,558	$ 1,191	$ 7,749
Mineral properties, including deferred costs	4,473,991	1,031,601	5,505,592
	$ 4,480,549	$ 1,032,792	$ 5,513,341

6. SEGMENTED INFORMATION (Continued)

		Mali		Canada		Total
December 31, 2007						
Automobile, equipment and furniture	$	7,090	$	1,288	$	8,378
Mineral properties, including deferred costs		4,405,205		1,020,353		5,425,558
	$	4,412,295	$	1,021,641	$	5,433,936

Revenue and expenses by geographical segment are as follows:

		Mali		Canada		Total
For the period ended March 31, 2008						
Future income tax	$	-	$	581,100	$	581,100
Loss on foreign exchange		(42,310)		-		(42,310)
Interest income		-		7,722		7,722
Expenses		(8,115)		(80,223)		(88,338)
	$	(50,425)	$	508,599	$	458,174

		Mali		Canada		Total
For the year ended December 31, 2007						
Interest income	$	-	$	15,783	$	15,783
Expenses		(322,643)		(831,589)		(1,154,232)
	$	(322,643)	$	(815,806)	$	(1,138,449)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2008 and December 31, 2007 as follows:

		March 31, 2008		December 31, 2007
Non-cash financing activities:				
Items affecting share capital:				
Shares issued for mineral property	$	(29,000)	$	-
Future income taxes		581,100		-
	$	552,100	$	-

		March 31, 2008		December 31, 2007
Non-cash investing activities:				
Deferred exploration costs - amortization	$	(532)	$	(3,038)
	$	(532)	$	(3,038)

8. COMMITMENT

The Company entered into two flow-through share subscription agreements during the year ended December 31, 2007 totalling $1,703,500 whereby it is committed to incur on or before December 31, 2008. As at March 31, 2008, the Company has incurred $1,036,388 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. As a result, a remaining balance of $667,112 will need to be spent by December 31, 2008. Funds in the term deposits are allocated for qualified Canadian Exploration Expenditures on the Taseko Property.

9. SUBSEQUENT EVENTS

a) The Company granted 700,000 stock options to directors, officers and consultants of the Company on April 8, 2008. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.25 for a term of five years.

b) On May 14, 2008, the Company announced a private placement for 3,000,000 units priced at $0.12 per unit for total proceeds of $360,000 subject to regulatory approval. Each unit consists of one common share of the Company's capital stock and one-half of a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company's capital stock at a price of $0.20 for one year from closing. A finder's fee will be paid on a portion of the private placement. All shares issued under this private placement are subject to a four month hold period from closing.

GREAT QUEST
METALS LTD.

Corporate Information
(As at May 29, 2008)

CORPORATE HEAD OFFICE
Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS
Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS
Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS
TSX Venture Exchange (TSX-V) Trading Symbol "GQ"
Berlin-Bremin Exchange Trading Symbol "GQM"
Frankfurt Exchange Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	27,139,914
Options:	2,225,000
Warrants:	4,283,893
Compensation Options:	330,616
Compensation Option Warrants:	287,001
Escrow:	143,734
Fully Diluted	34,266,424

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR
Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE
DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

END

AUDITORS
MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5